Exhibit 4.82

Summary of the Private Instrument of Fiduciary Transfer of Real State Property, entered into on March 23, 2021, in connection with Fazenda Chaparral and Fazenda Rio do Meio.

Parties: Imobiliária Cajueiro Ltda. and Agrifirma Bahia Agropecuária Ltda. as the owners of the lands; ISEC Securitizadora S.A, as beneficiaries; and Brasilagro Companhia Brasileira de Propriedades Agrícolas as intervening-consenting party.

Purpose: The commitment to grant a Fiduciary Transfer of Real State Property of 16.533,1451 hectares of Fazenda Chaparral and 6.039,4144 hectares of Fazenda Rio do Meio, which were given as collateral in order to secure the fulfillment of obligations under the agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) issued in May 2021 in the aggregate amount of R$240,000,000.00. The agribusiness receivables certificates will mature on April 12, 2028, subject to interest based on the broad consumer price index (Índice de Preços ao Consumidor Amplo), or IPCA, plus 5.36% per year.